UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                              Banco Bradesco S.A.

                        Banco Mercantil de São Paulo S.A.

          Boavista S.A. Distribuidora de Títulos e Valores Mobiliários

                                  Relevant Fact

In compliance  with the provision of CVM  Instruction  319, of December 3, 1999,
Banco Bradesco S.A. (Bradesco), CNPJ 60.746.948/0001-12,  Banco Mercantil de São
Paulo S.A. (Mercantil),  CNPJ 61.065.421/0001-95 and Boavista S.A. Distribuidora
de Títulos e Valores Mobiliários (Boavista), CNPJ 33.932.138/0001-88, inform the market, their stockholders and clients that in Special Stockholders  Meetings to be held on March 31, 2003, the proposal for Boavista  incorporation by Mercantil
and  subsequently  the  Incorporation  of  Stocks  of  the  Mercantil   Minority
Stockholders  by  Bradesco  will be voted,  in  accordance  with  provisions  in
Articles 224, 225, 227, 252 and 264 of Law 6.404/76,  as per the  Instruments of
Protocol  and  Justification   signed,  on  this  date,  by  the  aforementioned
companies.

The operations, once authorized, will be characterized as follows:

1)   a)   aim  to  enable  the  Mercantil  minority   stockholders  to  directly
          participate in the Corporate Capital of Bradesco, Mercantil's indirect controller;
     b)   aim  to  promote  the  corporate  reorganization,   rationalizing  and
          consequently reducing operational,  administrative and legal costs, as a result of Boavista being a wholly-owned  subsidiary of Bradesco, and
          Mercantil being controlled directly by Boavista,  converting Mercantil into a wholly-owned subsidiary of Bradesco;

2)   Cost of approximately R$2 million;

3)   Effective on March 31, 2003;

4)   Based on the balance sheets of the each company as of January 31, 2003, the
     following    Stockholders'    Equity   were    determined:    Mercantil   -
     R$746,795,105.19;    Boavista   -    R$1,265,739,678.95;    and    Bradesco
     R$10,913,777,925.36;

5)   Considering  that after  acquiring  the control of Mercantil in March 2002,
     Bradesco made  accounting  adjustments  to Mercantil to adapt the latter to its practices,  which resulted in a reduction to Mercantil's  Stockholders'
     Equity, the consolidated  financial statements of Mercantil and Bradesco at
     December 31, 2001,  duly audited and published,  will be adopted as a basis for  calculating  the ratio for the stock exchange and  consequent  capital increase of Bradesco.  These criteria are more fair and compatible with the acquisition cost of the controlling interest in Mercantil;

6)   The  stocks  to be  issued  by  Bradesco  and  attributed  to the  minority stockholders of Mercantil  shall have the following  rights and advantages:
     Common - voting rights; Preferred - no voting rights, priority in Corporate
     Capital  redemption  in the event of the Company's  liquidation;  dividends and/or interest on own capital 10% (ten percent) higher than those assigned to common stocks;

7)   There will be no capital increase nor issue of new stocks in Mercantil,  as a result of the  incorporation  of  Boavista,  with the title to the stocks held by Boavista in  Mercantil's  Corporate  Capital being  transferred  to
     Bradesco;

8)   Given  that  the  book  value  of  Bradesco  and   Mercantil   stocks  were
     R$0.00678072  and  R$0.16236021,  respectively,  at December 31, 2001,  the ratio of stock  exchange  on the  incorporation  of  Mercantil's  stocks by
     Bradesco  will  be  23.94439086  stocks  issued  by  Bradesco  for  each of
     Mercantil's stock, being 12.06279162 common and 11.88159924  preferred,  in order to maintain the same proportion  between common and preferred  stocks currently existing for Bradesco's Corporate Capital;

9)   For the  purposes  provided  in Article 264 of law  6.404/76,  it should be noted that, in the event the stock  exchange  ratio for Mercantil  minority stockholders had been established based on the Stockholders'  Equity valued at market  prices for both  companies  on January 31,  2003,  each stock in
     Mercantil would be entitled to 11.337177 stocks of Bradesco;

10)  Once the operations have been approved;

     a)   there will be an increase  Bradesco's Company Capital by the amount of
          R$158,734,686.51  (one  hundred  fifty eight  million,  seven  hundred thirty  four  thousand,  six  hundred  eighty  six reais and fifty one cents),  through the issuance of 20,767,712,349 (twenty billion, seven hundred sixty seven  million,  seven hundred  twelve  thousand,  three hundred  forty nine) new  nominative  book-entry  stocks,  with no par value,  being  10,462,433,059  (ten  billion,  four hundred  sixty two million,  four  hundred  and thirty  three  thousand,  and fifty nine)
          common  and  10,305,279,290  (ten  billion,  three  hundred  and  five million,  two  hundred  and  seventy  nine  thousand,  two hundred and
          ninety)   preferred   stocks,   to  be   attributed  to  the  minority
          stockholders  of Mercantil  in the  proportion  established  in item 8 above, with the consequent  amendment of the main provision of Article
          6 of Bradesco's Corporate Bylaws, which will read as follows: "Art. 6)
          The Company Capital is  R$6,258,734,686.51  (six billion,  two hundred fifty eight million,  seven hundred thirty four thousand,  six hundred eight six reais and fifty one cents),  consisting of 1,515,448,014,186
          (one trillion,  five hundred fifteen billion, four hundred forty eight
          million,   fourteen  thousand,  one  hundred  eighty  six)  nominative book-entry stock, with no par value, of which  763,457,868,465  (seven hundred sixty three billion,  four hundred fifty seven million,  eight hundred  sixty eight  thousand,  four  hundred  sixty five) are common stock and  751,990,145,721  (seven  hundred  fifty one  billion,  nine hundred ninety million, one hundred forty five thousand, seven hundred twenty  one) are  preferred  stock  with no  voting  rights,  but with priority in the redemption of the Company Capital, in the event of the
          Company's  liquidation and with all the rights and advantages  granted to common  stock,  as well as dividends  ten percent (10%) higher than those assigned to common stock";

     b)   Mercantil  shall be  transformed  into a  wholly-owned  subsidiary  of
          Bradesco,  with  its  Bylaws  amended  and  subsequently  consolidated highlighting  the following  alterations:  I.  Conversion of preferred stocks into common stocks;  II. Dissolution of the Board of Directors;
          III. Alteration in the composition of the Board of Executive Officers, reducing the minimum and maximum number of Officers;

11)  The  stock  fractions  issued  by  Bradesco,  as a  result  of the  capital increase, which are not attributed to the stockholders of Mercantil,  shall be grouped and sold on the São Paulo Stock  Market  Exchange  (Bovespa)  at market price, and the value earned shall be credited to the Capital Reserve account in Bradesco,  to be used for a future capital  increase  benefiting all of the stockholders  indiscriminately,  given the high operational cost of such  distribution  and the immaterial  value that these leftovers would represent for each stockholder;

12)  There will be no dissent  right on the  incorporation  of  Boavista,  since
     Bradesco is its sole stockholder;

13)  Upon the incorporation of the stocks of Mercantil's  minority  stockholders by Bradesco,  the common and  preferred  stockholders  of Mercantil and the preferred stockholders of Bradesco, under the terms of Articles 137 and 230 of Law 6.404/76,  can exercise their dissent right from the  companies,  by means of book value  reimbursement  of R$116.51772  per lot of one thousand stocks to the  stockholders  of  Mercantil,  and  R$7.64334  per lot of one thousand stocks to the stockholders of Bradesco;

14)  The stocks of Bradesco,  to be attributed to the  stockholders of Mercantil shall be  entitled  to the full  dividends  and/or  interest on own capital declared as from the month in which the Central Bank of Brazil approves the respective process. They shall also be entitled, in full, to any advantages attributed  to the other  stocks  as from the  month of the  aforementioned approval;

15)  The  valuations of the  Companies'  Stockholders'  Equity were performed as follows:

a)   the book value,  based on the  companies'  balance sheets as of January 31,
     2003, duly audited by KPMG Auditores Independentes;
b)   the market value for Bradesco,  by Grant Thornton  Auditores  Independentes
     and for  Mercantil  and  Boavista,  by BES  Investimento  do Brasil  S.A. -
     Investment Bank;
c)   the economic  value for  Mercantil,  by BES  Investimento  do Brasil S.A. -
     Investment Bank;

16)  The above  mentioned  companies in charge of the Appraisal  Reports declare that they do not have any relationship or conflict of interest,  current or potential,  with the  controlling  or minority  stockholders  of  Bradesco,
     Mercantil  and  Boavista,  or  relatively  to any other  entity part of the operation,  and its  respective  partners,  including the actual  operation object of this Relevant Fact;

17)  The  operations  will be  submitted  for  approval of the  Central  Bank of
     Brazil;

18)  The proposals of the Board of Directors and the Board of Executive Officers
     of the  Companies,  the  Instruments  of Protocol  and  Justification,  the
     Mercantil  Bylaws  project,  Bradesco and  Mercantil  Balance  Sheets as of
     January 31, 2003,  and December 31, 2001,  the Appraisal  Reports issued by
     KPMG Auditores  Independentes,  Grant Thornton Auditores  Independentes and
     BES  Investimento  do Brasil S.A. -  Investment  Bank, are  available(1) to interested parties at the Company's head office and at Banco Bradesco S.A's
     Stocks and Custody Department,  Depositary Financial Institution, at Cidade
     de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, Brazil.

                    Osasco, São Paulo, Brazil, March 14, 2003

                               Banco Bradesco S.A.
                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director
                               www.bradesco.com.br

--------
(1) Documents are also  available at  Citibank's  head office in New York,  USA,
Bradesco's ADRs depositary bank (Portuguese version only).

                              Banco Bradesco S.A.
                CNPJ No 60.746.948/0001-12 - NIRE 35.300.027.795
                              Publicly Held Company
                         Special Stockholders' Meetings
                             Publication of Summons

We invite the  stockholders  of this  Company to meet in  Extraordinary  General
Meeting,  to be held on March 31,  2003,  at 4:00  p.m.,  at the head  Office at
Cidade de Deus, Vila Yara,  Osasco,  São Paulo,  Brazil, in the "Salão Nobre" on
the 5th floor, Prédio Novo, in order to:

•    Ratify the capital increase,  determined in the 198th Extraordinary General
     Meeting held on January 10, 2003, of  R$501,000,000.00,  increasing capital from R$5,599,000,000.00 to R$6,100,000,000.00,  by means of subscription of
     66,800,000,000 new nominative-  book-entry stocks, with no par value, being
     33,652,745,021  common and 33,147,254,979  preferred stocks,  whose Meeting minutes  were  published  in the  "Diário  Oficial do Estado de São Paulo",
     "Diário do Comércio" and "Jornal do Commercio",  on January 18, 2003,  with the  consequent  amendment  to  the  main  provision  of  Article  6 of the
     Corporate Bylaws.

_______________________________________________________________________

We invite the  stockholders  of this  Company  to meet in Special  Stockholders'
Meeting,  to be held on March 31,  2003,  at 4:30  p.m.,  at the head  Office at
Cidade de Deus, Vila Yara,  Osasco,  São Paulo,  Brazil, in the "Salão Nobre" on
the 5th floor, Prédio Novo, in order to:

I.   Authenticate the purchase of the controlling interest in Banco Mercantil de
     São Paulo S.A.,  in  accordance  with the  provision  in Article 256 of Law
     6.404/76;

II.  Examine the Board of Directors' proposal to:

     1.   stock incorporation,  by Banco Bradesco,  of minority  stockholders in
          Banco Mercantil de São Paulo S.A.  (Mercantil),  converting  Mercantil into a wholly-owned subsidiary of this Company, in accordance with the provision in Article 252 of law 6.404/76, based on:
          a)   examination  and  approval  of the  Instrument  of  Protocol  and
               Justification  regarding  the  Incorporation  of  Stocks  of  the
               Minority Stockholders;
          b)   Ratification   of  the   companies   designated  to  perform  the
               assessment and the Appraisal Reports of Mercantil Stocks;
          c)   increase the Company Capital, by the amount of  R$158,734,686.51, raising it from R$6,100,000,000.00 to R$6,258,734,686.51, through the issuance of 20,767,712,349 new nominative  book-entry stocks, with no par value, being 10,462,433,059 common and 10,305,279,290 preferred  stocks,  in the  proportion  of  23.94439086  Bradesco stocks for each Mercantil  stock,  being  12.06279162  common and
               11.88159924  preferred  stocks,  to be attributed to the minority stockholders of Mercantil, independent of the type of stocks held in Mercantil, with the consequent amendment of the main provision of Article 6 of the Corporate Bylaws;

     2.   increase  the  Company  Capital,  by the  amount  of  R$41,265,313.49, raising it to  R$6,300,000,000.00,  by means of capitalization of part of the balance on the "Revenue  Reserve - Statutory  Reserve from 1996 to 2000"  account,  without issue of stocks,  in  accordance  with the first  paragraph of article 169 of Law 6.404/76,  with the  consequent amendment of the main provision of Article 6 of the Corporate Bylaws.

Documents  Available to the Public:  the  proposals of the Board of Directors of the Companies, the Instrument of Protocol and Justification,  the Balance Sheets
as of December 31, 2001, and January 31, .2003,  the Appraisal  Reports at book, market  and  economic  values  issued  by KPMG  Auditores  Independentes,  Grant
Thornton  Auditores   Independentes  and  BES  Investimento  do  Brasil  S.A.  -
Investment Bank, are available(1) to interested  parties at the Company's Stocks and Custody Department at Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São
Paulo,  Brazil;  and at the Sao  Paulo  Stock  Exchange  (Bovespa)  at Rua XV de
Novembro, 275, Centro, São Paulo, Brazil.

                    Osasco, São Paulo, Brazil, March 14, 2003

                             Lázaro de Mello Brandão
                       Chairman of the Board of Directors

--------
(1) Documents are also  available at  Citibank's  head office in New York,  USA,
Bradesco's ADRs depositary bank (Portuguese version only).

Proposals of the Board of Directors to be submitted to the Stockholders of Banco
Bradesco  S.A.  (Bradesco),  in the Special  Stockholders'  Meeting of March 31,
2003,  regarding  stock  incorporation  of the  Minority  Stockholders  of Banco
Mercantil de São Paulo S.A. (Mercantil) by Bradesco.

With the objective to enable the  Mercantil  minority  stockholders  to directly
participate  in  the  Corporate  Capital  of  Bradesco,   Mercantil's   indirect
controller,  and aiming to promote the corporate  reorganization,  rationalizing and  consequently  reducing  operational,  administrative  and legal  costs,  we propose  the  incorporation  of  the  stocks  held  by  the  Mercantil  minority stockholders, which will then be its sole stockholder, converting Mercantil into a wholly-owned subsidiary of Bradesco

The operation for the minority stockholders incorporation, once authorized, will be characterized as follows and will be effective on March 31, 2003:

1.   Based on the balance sheets of the each company as of January 31, 2003, the
     following    Stockholders'    Equity   were    determined:    Mercantil   -
     R$746,795,105.19; and Bradesco R$10,913,777,925.36;

2.   Considering  that after  acquiring  the control of Mercantil in March 2002,
     Bradesco made  accounting  adjustments  to Mercantil to adapt the latter to its practices,  which resulted in a reduction to Mercantil's  Stockholders'
     Equity, the consolidated  financial statements of Mercantil and Bradesco at
     December 31, 2001,  duly audited and published,  will be adopted as a basis for  calculating  the ratio for the stock exchange and  consequent  capital increase of Bradesco.  These criteria are more fair and compatible with the acquisition cost of the controlling interest in Mercantil;

3.   The  stocks  to be  issued  by  Bradesco  and  attributed  to the  minority stockholders of Mercantil  shall have the following  rights and advantages:
     Common - voting rights; Preferred - no voting rights, priority in Corporate
     Capital  redemption  in the event of the Company's  liquidation;  dividends and/or interest on own capital 10% (ten percent) higher than those assigned to common stocks;

4.   Given  that  the  book  value  of  Bradesco  and   Mercantil   stocks  were
     R$0.00678072  and  R$0.16236021,  respectively,  at December 31, 2001,  the ratio of stock  exchange  on the  incorporation  of  Mercantil's  stocks by
     Bradesco  will  be  23.94439086  stocks  issued  by  Bradesco  for  each of
     Mercantil's stock, being 12.06279162 common and 11.88159924  preferred,  in order to maintain the same proportion  between common and preferred  stocks currently existing for Bradesco's Corporate Capital;

5.   For the  purposes  provided  in Article 264 of law  6.404/76,  it should be noted that, in the event the stock  exchange  ratio for Mercantil  minority stockholders had been established based on the Stockholders'  Equity valued at market  prices for both  companies  on January 31,  2003,  each stock in
     Mercantil would be entitled to 11.337177 stocks of Bradesco;

6.   Once the operation has been approved:

     a)   there will be an increase  Bradesco's Company Capital by the amount of
          R$158,734,686.51  (one  hundred  fifty eight  million,  seven  hundred thirty  four  thousand,  six  hundred  eighty  six reais and fifty one cents),  through the issuance of 20,767,712,349 (twenty billion, seven hundred sixty seven  million,  seven hundred  twelve  thousand,  three hundred  forty nine) new  nominative  book-entry  stocks,  with no par value,  being  10,462,433,059  (ten  billion,  four hundred  sixty two million,  four  hundred  and thirty  three  thousand,  and fifty nine)
          common  and  10,305,279,290  (ten  billion,  three  hundred  and  five million,  two  hundred  and  seventy  nine  thousand,  two hundred and
          ninety)   preferred   stocks,   to  be   attributed  to  the  minority
          stockholders  of Mercantil  in the  proportion  established  in item 4 above, with the consequent  amendment of the main provision of Article
          6 of Bradesco's Corporate Bylaws, which will read as follows: "Art. 6)
          The Company Capital is  R$6,258,734,686.51  (six billion,  two hundred fifty eight million,  seven hundred thirty four thousand,  six hundred eight six reais and fifty one cents),  consisting of 1,515,448,014,186
          (one trillion,  five hundred fifteen billion, four hundred forty eight
          million,   fourteen  thousand,  one  hundred  eighty  six)  nominative book-entry stock, with no par value, of which  763,457,868,465  (seven hundred sixty three billion,  four hundred fifty seven million,  eight hundred  sixty eight  thousand,  four  hundred  sixty five) are common stock and  751,990,145,721  (seven  hundred  fifty one  billion,  nine hundred ninety million, one hundred forty five thousand, seven hundred twenty  one) are  preferred  stock  with no  voting  rights,  but with priority in the redemption of the Company Capital, in the event of the
          Company's  liquidation and with all the rights and advantages  granted to common  stock,  as well as dividends  ten percent (10%) higher than those  assigned to common  stock";
     b)  Mercantil  shall be  transformed  into a  wholly-owned  subsidiary  of
          Bradesco,  with  its  Bylaws  amended  and  subsequently  consolidated highlighting  the following  alterations:  I.  Conversion of preferred stocks into common stocks;  II. Dissolution of the Board of Directors;
          III. Alteration in the composition of the Board of Executive Officers, reducing the minimum and maximum number of Officers;

7.   The  stock  fractions  issued  by  Bradesco,  as a  result  of the  capital increase, which are not attributed to the stockholders of Mercantil,  shall be grouped and sold on the São Paulo Stock  Market  Exchange  (Bovespa)  at market price, and the value earned shall be credited to the Capital Reserve account in Bradesco,  to be used for a future capital  increase  benefiting all of the stockholders  indiscriminately,  given the high operational cost of such  distribution  and the immaterial  value that these leftovers would represent for each stockholder;

8.   The  common and  preferred  stockholders  of  Mercantil  and the  preferred stockholders  of  Bradesco,  under the terms of Articles 137 and 230 of Law
     6.404/76, can exercise their dissent right from the companies,  by means of book value  reimbursement  of R$116.51772 per lot of one thousand stocks to the stockholders of Mercantil, and R$7.64334 per lot of one thousand stocks to the stockholders of Bradesco;

9.   The stocks of Bradesco,  to be attributed to the  stockholders of Mercantil shall be  entitled  to the full  dividends  and/or  interest on own capital declared as from the month in which the Central Bank of Brazil approves the respective process. They shall also be entitled, in full, to any advantages attributed  to the other  stocks  as from the  month of the  aforementioned approval;

10.  The  valuations of the  Companies'  Stockholders'  Equity were performed as follows:

     a)   the book value,  based on the companies'  balance sheets as of January
          31, 2003, duly audited by KPMG Auditores Independentes;
     b)   the  market  value  for   Bradesco,   by  Grant   Thornton   Auditores
          Independentes and for Mercantil,  by BES Investimento do Brasil S.A. -
          Investment Bank;
     c)   the economic value for Mercantil, by BES Investimento do Brasil S.A. -
          Investment Bank;

11.  The operation will be submitted for approval of the Central Bank of Brazil.

                    Osasco, São Paulo, Brazil, March 14, 2003

                               Board of Directors

                         Lázaro de Mello Brandão    - Chairman
                         Antônio Bornia             - Vice Chairman
                         Dorival Antônio Bianchi
                         Mário da Silveira Teixeira Júnior
                         Márcio Artur Laurelli Cypriano
                         João Aguiar Alvarez
                         Denise Aguiar Alvarez Valente
-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.
We hereby  declare  that this is a true copy of an  excerpt  of the  Minutes  of
Extraordinary Meeting # 912, of the Bank's Board of Directors, held on March 14,
2003, entered in a specific book.

                               Banco Bradesco S.A.
           Milton Almicar Silva Vargas      Domingos Figueiredo de Abreu
        Executive Vice-President Director         Managing Director

Proposals of the Board of Directors to be submitted to the Stockholders of Banco
Bradesco  S.A.  (Bradesco),  in the Special  Stockholders'  Meeting of March 31,
2003.

•    To increase the Company Capital,  by the amount of  R$41,265,313.49  (forty one million, two hundred sixty five thousand,  three hundred thirteen reais and forty nine cents), raising it to R$6,300,000,000.00 (six billion, three hundred million reais),  by means of  capitalization of part of the balance on the "Revenue  Reserve - Statutory  Reserve  from 1996 to 2000"  account, without issue of stocks,  in accordance with the first paragraph of article
     169 of Law 6.404/76, with the consequent amendment of the main provision of
     Article 6 of the Corporate Bylaws, which will read as follows: "Art. 6) The
     Company Capital is R$6,300,000,000.00  (six billion,  three hundred million reais), consisting of 1,515,448,014,186 (one trillion, five hundred fifteen billion, four hundred forty eight million,  fourteen thousand,  one hundred eighty  six)  nominative  book-entry  stock,  with no par  value,  of which
     763,457,868,465  (seven  hundred  sixty three  billion,  four hundred fifty seven million, eight hundred sixty eight thousand, four hundred sixty five)
     are common stock and 751,990,145,721 (seven hundred fifty one billion, nine hundred  ninety  million,  one hundred forty five  thousand,  seven hundred twenty one) are preferred stock with no voting rights, but with priority in the  redemption  of the  Company  Capital,  in the  event of the  Company's liquidation and with all the rights and advantages granted to common stock, as well as dividends ten percent (10%) higher than those assigned to common stock";

                    Osasco, São Paulo, Brazil, March 14, 2003

                    Board of Directors

                    Lázaro de Mello Brandão          - Chairman
                    Antônio Bornia                   - Vice Chairman
                    Dorival Antônio Bianchi
                    Mário da Silveira Teixeira Júnior
                    Márcio Artur Laurelli Cypriano
                    João Aguiar Alvarez
                    Denise Aguiar Alvarez Valente
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We hereby  declare  that this is a true copy of an  excerpt  of the  Minutes  of
Extraordinary Meeting # 912, of the Bank's Board of Directors, held on March 14,
2003, entered in a specific book.

                               Banco Bradesco S.A.
            Milton Almicar Silva Vargas     Domingos Figueiredo de Abreu
             Executive Vice-President            Managing Director

Proposals of the Board of Directors to be submitted to the Stockholders of Banco
Mercantil de São Paulo S.A. (Mercantil), in the Special Stockholders' Meeting of
March 31,  2003,  regarding  stock  incorporation  of the  Mercantil's  Minority
Stockholders by Banco Bradesco S.A. (Bradesco).

With the objective to enable the  Mercantil  minority  stockholders  to directly
participate  in  the  Corporate  Capital  of  Bradesco,   Mercantil's   indirect
controller,  and aiming to promote the corporate  reorganization,  rationalizing and  consequently  reducing  operational,  administrative  and legal  costs,  we propose  the  incorporation  of  the  stocks  held  by  the  Mercantil  minority stockholders to the Bradesco's  Stockholders's Equity, converting Mercantil into a wholly-owned subsidiary of Bradesco

The operation for the minority stockholders incorporation, once authorized, will be characterized as follows and will be effective on March 31, 2003:

1.   Based on the balance sheets of the each company as of January 31, 2003, the
     following    Stockholders'    Equity   were    determined:    Mercantil   -
     R$746,795,105.19; and Bradesco R$10,913,777,925.36;

2.   Considering  that after  acquiring  the control of Mercantil in March 2002,
     Bradesco made  accounting  adjustments  to Mercantil to adapt the latter to its practices,  which resulted in a reduction to Mercantil's  Stockholders'
     Equity, the consolidated  financial statements of Mercantil and Bradesco at
     December 31, 2001,  duly audited and published,  will be adopted as a basis for  calculating  the ratio for the stock exchange and  consequent  capital increase of Bradesco.  These criteria are more fair and compatible with the acquisition cost of the controlling interest in Mercantil;

3.   The  stocks  to be  issued  by  Bradesco  and  attributed  to the  minority stockholders of Mercantil  shall have the following  rights and advantages:
     Common - voting rights; Preferred - no voting rights, priority in Corporate
     Capital  redemption  in the event of the Company's  liquidation;  dividends and/or interest on own capital 10% (ten percent) higher than those assigned to common stocks;

4.   Given  that  the  book  value  of  Bradesco  and   Mercantil   stocks  were
     R$0.00678072  and  R$0.16236021,  respectively,  at December 31, 2001,  the ratio of stock  exchange  on the  incorporation  of  Mercantil's  stocks by
     Bradesco  will  be  23.94439086  stocks  issued  by  Bradesco  for  each of
     Mercantil's stock, being 12.06279162 common and 11.88159924  preferred,  in order to maintain the same proportion  between common and preferred  stocks currently existing for Bradesco's Corporate Capital;

5.   For the  purposes  provided  in Article 264 of law  6.404/76,  it should be noted that, in the event the stock  exchange  ratio for Mercantil  minority stockholders had been established based on the Stockholders'  Equity valued at market  prices for both  companies  on January 31,  2003,  each stock in
     Mercantil would be entitled to 11.337177 stocks of Bradesco;

6.   Once the operation has been approved:

     a)   there will be an increase  Bradesco's Company Capital by the amount of
          R$158,734,686.51  (one  hundred  fifty eight  million,  seven  hundred thirty  four  thousand,  six  hundred  eighty  six reais and fifty one cents),  through the issuance of 20,767,712,349 (twenty billion, seven hundred sixty seven  million,  seven hundred  twelve  thousand,  three hundred  forty nine) new  nominative  book-entry  stocks,  with no par value,  being  10,462,433,059  (ten  billion,  four hundred  sixty two million,  four  hundred  and thirty  three  thousand,  and fifty nine)
          common  and  10,305,279,290  (ten  billion,  three  hundred  and  five million,  two  hundred  and  seventy  nine  thousand,  two hundred and
          ninety)   preferred   stocks,   to  be   attributed  to  the  minority
          stockholders  of Mercantil  in the  proportion  established  in item 4 above, with the consequent  amendment of the main provision of Article
          6 of Bradesco's  Corporate  Bylaws;
     b)  Mercantil  shall be  transformed  into a  wholly-owned  subsidiary  of
          Bradesco;

7.   The  stock  fractions  issued  by  Bradesco,  as a  result  of the  capital increase, which are not attributed to the stockholders of Mercantil,  shall be grouped and sold on the São Paulo Stock  Market  Exchange  (Bovespa)  at market price, and the value earned shall be credited to the Capital Reserve account in Bradesco,  to be used for a future capital  increase  benefiting all of the stockholders  indiscriminately,  given the high operational cost of such  distribution  and the immaterial  value that these leftovers would represent for each stockholder;

8.   The common and  preferred  stockholders  of  Mercantil,  under the terms of
     Articles 137 and 230 of Law 6.404/76, can exercise their dissent right from
     Mercantil,  by means of book value  reimbursement of R$116.51772 per lot of one thousand stocks;

9.   The stocks of Bradesco,  to be attributed to the  stockholders of Mercantil shall be  entitled  to the full  dividends  and/or  interest on own capital declared as from the month in which the Central Bank of Brazil approves the respective process. They shall also be entitled, in full, to any advantages attributed  to the other  stocks  as from the  month of the  aforementioned approval;

10.  The  valuations of the  Companies'  Stockholders'  Equity were performed as follows:

a)   the book value,  based on the  companies'  balance sheets as of January 31,
     2003, duly audited by KPMG Auditores Independentes;
b)   the market value for Bradesco,  by Grant Thornton  Auditores  Independentes
     and for Mercantil, by BES Investimento do Brasil S.A. - Investment Bank;
c)   the economic  value for  Mercantil,  by BES  Investimento  do Brasil S.A. -
     Investment Bank;

11.  The operation will be submitted for approval of the Central Bank of Brazil.

                        São Paulo, Brazil, March 14, 2003

                        Board of Directors

                        Lázaro de Mello Brandão          - Chairman
                        Antônio Bornia                   - Vice Chairman
                        Dorival Antônio Bianchi
                        Mário da Silveira Teixeira Júnior
                        Márcio Artur Laurelli Cypriano
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We hereby  declare  that this is a true copy of an  excerpt  of the  Minutes  of
Extraordinary Meeting of the Bank's Board of Directors,  held on March 14, 2003, entered in a specific book.

                        Banco Mercantil de São Paulo S.A.
                 José Luiz Acar Pedro          Ovídio Armelin
                        President            Vice-President Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.